082-03116



GREAT QUEST METALS LTD.



April 8, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 7, 2010 This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com





GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

April 7, 2010

Great Quest Appoints New Director
Grant of Options

VANCOUVER, BC – Victor J.E. Jones, Chairman of Great Quest Metals Ltd. (TSX-V: GQ; Frankfurt: GQM), is very pleased to announce that Jed Richardson has agreed to join the Company's Board of Directors. Mr. Richardson graduated from the University of Toronto in 1998 with a Bachelor of Applied Science Engineering in Mining. He has worked for Alcan as an Engineer, RBC Capital Markets as a Research Associate and for 5 years as a Research Analyst with Cormark Securities. He is currently a Director and Vice-President of Corporate Development of Amazon Mining (TSX-V: AMZ), a UK registered company, which has potash and gold interests in Brazil.

Mr. Richardson, who is based in Toronto, will compliment the Board, particularly with his experience in capital markets and his interest and background in the exploration and production of fertilizer. He has familiarity with African mining projects and strong ties to West Africa which will help to advance Great Quest's Tin Hina phosphate concession in eastern Mali.

The Company is currently awaiting permits for the 417 sq km Tin Hina concession. Once permits have been granted, the Company will initiate a RAB drill program on the Alfatchafa hill as well as conducting reconnaissance on other prospective hills in the area. Company geologists previously took 26 samples from a bed of phosphate rock, extending over 6,800 metres along the side of Alfatchafa. Assays on these 26 samples averaged 24.5% P_2O_5.

The Board has approved the granting of an option to a Director for the purchase of up to 300,000 common shares of the Company's capital stock for a period of five years at a price of $0.41 per share in accordance with the Company's Stock Option Plan and subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Victor J.E. Jones"

Victor J.E. Jones
Chairman

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM